Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited Results for the Fourth Quarter and Full Year Ended December 31, 2016 and Declares Quarterly Dividend

Macau, Thursday, February 16, 2017 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Net revenue for the fourth quarter of 2016 was US$1,192.9 million, representing an increase of approximately 13% from US$1,058.0 million for the comparable period in 2015. The increase in net revenue was primarily attributable to the net revenue generated by a fully-operating Studio City, which started operations in October 2015, and the increase in casino revenues at City of Dreams Manila, partially offset by lower casino revenues at City of Dreams in Macau and Altira Macau.

On a U.S. GAAP basis, operating income for the fourth quarter of 2016 was US$116.0 million, compared with operating loss of US$17.8 million in the fourth quarter of 2015.

Adjusted property EBITDA(1) was US$304.3 million for the fourth quarter of 2016, as compared to Adjusted property EBITDA of US$236.4 million in the fourth quarter of 2015, representing an increase of 29%. This year-on-year improvement in Adjusted property EBITDA was mainly attributable to the contribution from a fully-operating Studio City and increase in casino revenues at City of Dreams Manila, partially offset by lower contribution from Altira Macau.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the fourth quarter of 2016 was US$43.3 million, or US$0.09 per ADS, compared with a net loss attributable to Melco Crown Entertainment of US$12.3 million, or US$0.02 per ADS, in the fourth quarter of 2015. The net loss attributable to noncontrolling interests during the fourth quarter of 2016 of US$26.8 million was related to Studio City and City of Dreams Manila.

Melco Crown Entertainment Limited Incorporated in the Cayman Islands with limited liability

Mr. Lawrence Ho, Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “We delivered a strong set of results in the fourth quarter of 2016, highlighted by record mass table gross gaming revenues in Macau and a 29% year-on-year increase in group-wide Adjusted property EBITDA.

“Our Flagship property in Macau, City of Dreams, generated Adjusted property EBITDA of approximately US$190 million, an increase of over 10% compared to the prior quarter, despite an increase in supply in Macau, highlighting the property’s ongoing position as a leader in the premium gaming segments in Macau.

“Studio City’s mass table games revenues continued to expand, increasing almost 10% from the prior quarter which, combined with the rolling chip operations that began in November 2016, delivered a strong improvement in underlying earnings. While the recently opened rolling chip operations broaden the property’s gaming proposition, Studio City’s core focus remains on its mass market offerings which are ideally aligned to the demand landscape in Macau.

“Macau continues to show signs of a broader recovery, with January 2017 representing the sixth month in a row of year-on-year increases in Macau’s gross gaming revenues. We believe that Macau’s long term success relies on its ability to cater to the rapidly evolving demands of leisure and entertainment seekers from around the region, most notably from Mainland China. Our world-class portfolio of properties in Macau gives us a unique ability to cater to a wider spectrum of gaming customers, including mainstream mass, premium mass, junket and direct VIP customers, while also offering tourists a vast non-gaming and entertainment proposition which is unrivalled in Macau.

“City of Dreams Manila, our integrated resort in the fast growing gaming market of the Philippines, continues to increase its gaming market share by delivering another strong quarter fueled by revenue growth across all gaming segments. The improvement in gaming operations together with cost efficiencies identified through our company-wide focus on managing reinvestment and other operating expenses, resulted in our Adjusted property EBITDA in Manila increasing by 224% on a year-on-year basis.

“As previously announced, we have changed our ordinary dividend policy to one targeting a quarterly cash dividend payment of US$0.03 per ordinary share (equivalent to US$0.09 per American depositary share (“ADS”), each representing three ordinary shares) of the Company, providing a larger, stable and more predictable ordinary dividend payout. In addition, we recently announced and paid an approximately US$650 million special dividend to shareholders, highlighting our continued commitment to returning surplus capital to shareholders, while retaining significant financial flexibility to pursue other value-accretive development opportunities.

“Our Company has undergone an exciting transformation over the past several months. Melco International Development Limited, a company of which I am Chairman and Chief Executive Officer, has completed the acquisition of an additional 13.4% of the shares of Melco Crown Entertainment earlier today, increasing its ownership in the Company to approximately 51.3%. This transaction highlights the steadfast confidence and commitment I have in the markets where we operate, the development and expansion opportunities that are available to our Company, the positioning of our world-class properties and, most importantly, our tremendous employees and current management team that continue to deliver a level of service and experience which underpins our Company’s success.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2016, net revenue at City of Dreams was US$661.1 million compared to US$669.0 million in the fourth quarter of 2015. City of Dreams generated Adjusted EBITDA of US$188.7 million in the fourth quarter of 2016, representing a decrease of 2% compared to US$192.2 million in the comparable period of 2015. The decline in Adjusted EBITDA was primarily a result of lower mass market table games revenues and rolling chip revenues, partially offset by an increase in non-gaming revenue mainly driven by the opening of the new retail precinct in 2016.

Rolling chip volume totaled US$11.1 billion for the fourth quarter of 2016 versus US$10.2 billion in the fourth quarter of 2015. The rolling chip win rate was 2.6% in the fourth quarter of 2016 versus 2.8% in the fourth quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,109.9 million compared with US$1,124.9 million in the fourth quarter of 2015. The mass market table games hold percentage was 36.3% in the fourth quarter of 2016 compared to 37.1% in the fourth quarter of 2015.

Gaming machine handle for the fourth quarter of 2016 was US$1,051.8 million, compared with US$1,071.1 million in the fourth quarter of 2015. The gaming machine win rate was 3.9% in the fourth quarter of 2016 versus 3.4% in the fourth quarter of 2015.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2016 was US$79.2 million, compared with US$67.6 million in the fourth quarter of 2015.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2016, net revenue at Altira Macau was US$103.3 million compared to US$142.0 million in the fourth quarter of 2015. Altira Macau generated Adjusted EBITDA of US$3.3 million in the fourth quarter of 2016 compared with Adjusted EBITDA of US$9.7 million in the fourth quarter of 2015. The year-on-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$4.4 billion in the fourth quarter of 2016 versus US$4.8 billion in the fourth quarter of 2015. The rolling chip win rate was 2.7% in the fourth quarter of 2016 versus 3.3% in the fourth quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$112.8 million in the fourth quarter of 2016, a decrease from US$133.4 million generated in the comparable period in 2015. The mass market table games hold percentage was 19.2% in the fourth quarter of 2016 compared with 19.4% in the fourth quarter of 2015.

Gaming machine handle for the fourth quarter of 2016 was US$7.9 million, compared with US$7.7 million in the fourth quarter of 2015. The gaming machine win rate was 6.8% in the fourth quarter of 2016 versus 5.8% in the fourth quarter of 2015.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2016 was US$7.1 million compared with US$7.6 million in the fourth quarter of 2015.

Mocha Clubs Fourth Quarter Results

Net revenue from Mocha Clubs totaled US$28.9 million in the fourth quarter of 2016 as compared to US$32.0 million in the fourth quarter of 2015. Mocha Clubs generated US$5.4 million of Adjusted EBITDA in the fourth quarter of 2016 compared with US$6.4 million in the same period in 2015.

Gaming machine handle for the fourth quarter of 2016 was US$614.4 million, compared with US$669.6 million in the fourth quarter of 2015. The gaming machine win rate was 4.6% in the fourth quarter of 2016 versus 4.7% in the fourth quarter of 2015.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2016, net revenue at Studio City was US$246.2 million compared to US$123.2 million in the fourth quarter of 2015. Studio City generated Adjusted EBITDA of US$56.7 million in the fourth quarter of 2016 compared with Adjusted EBITDA of US$12.6 million in the fourth quarter of 2015. The year-on-year improvement in Adjusted EBITDA was primarily a result of having full operations in the fourth quarter of 2016, since Studio City started operations on October 27, 2015 and began rolling chip operations in November 2016.

Rolling chip volume totaled US$1.3 billion for the fourth quarter of 2016. The rolling chip win rate was 1.4% in the fourth quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$683.2 million compared with US$365.3 million in the fourth quarter of 2015. The mass market table games hold percentage was 26.9% in the fourth quarter of 2016 compared to 22.4% in the fourth quarter of 2015.

Gaming machine handle for the fourth quarter of 2016 was US$519.3 million, compared with US$264.9 million in the fourth quarter of 2015. The gaming machine win rate was 3.9% in the fourth quarter of 2016 versus 4.9% in the fourth quarter of 2015.

Total non-gaming revenue at Studio City in the fourth quarter of 2016 was US$53.3 million, compared with US$37.8 million in the fourth quarter of 2015.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2016, net revenue at City of Dreams Manila was US$144.7 million compared to US$80.9 million in the fourth quarter of 2015. City of Dreams Manila generated Adjusted EBITDA of US$50.2 million in the fourth quarter of 2016 compared to US$15.5 million in the comparable period of 2015. The year-on-year improvement in Adjusted EBITDA was primarily a result of increased casino revenues.

Rolling chip volume totaled US$2.1 billion for the fourth quarter of 2016 versus US$1.3 billion in the fourth quarter of 2015. The rolling chip win rate was 3.5% in the fourth quarter of 2016 versus 2.1% in the fourth quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$149.0 million for the fourth quarter of 2016, compared with US$106.3 million in the fourth quarter of 2015. The mass market table games hold percentage was 27.8% in the fourth quarter of 2016 compared to 27.5% in the fourth quarter of 2015.

Gaming machine handle for the fourth quarter of 2016 was US$671.3 million, compared with US$420.9 million in the fourth quarter of 2015. The gaming machine win rate was 5.9% in the fourth quarter of 2016 versus 6.2% in the fourth quarter of 2015.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2016 was US$28.1 million, compared with US$25.0 million in the fourth quarter of 2015.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2016 were US$95.3 million, which mainly included interest expenses, net of capitalized interest, of US$56.2 million, loss on extinguishment of debt of US$17.4 million, other finance costs of US$13.3 million and costs associated with debt modification of US$8.1 million. We recorded US$7.7 million of capitalized interest during the fourth quarter of 2016, primarily relating to the development of Morpheus at City of Dreams.

The year-on-year increase of US$35.4 million in net non-operating expenses was primarily a result of loss on extinguishment of debt arising from the refinancing of the Studio City project facility and lower capitalized interest in the current quarter.

Depreciation and amortization costs of US$137.5 million were recorded in the fourth quarter of 2016, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of December 31, 2016 totaled US$2.0 billion, including US$210.8 million of bank deposits with original maturities over three months and US$39.3 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the fourth quarter of 2016 was US$3.7 billion.

Capital expenditures for the fourth quarter of 2016 were US$78.9 million, which predominantly related to various projects at City of Dreams, including Morpheus.

Full Year Results

For the year ended December 31, 2016, Melco Crown Entertainment reported net revenue of US$4.5 billion versus US$4.0 billion in the prior year. The year-on-year increase in net revenue was primarily attributable to the net revenue generated by a fully-operating Studio City and the increase in casino revenues at City of Dreams Manila, partially offset by lower casino revenues at City of Dreams in Macau and Altira Macau.

On a U.S. GAAP basis, operating income for 2016 was US$363.1 million, compared with operating income of US$98.4 million for 2015.

Adjusted property EBITDA for the year ended December 31, 2016 was US$1,087.5 million, as compared with Adjusted property EBITDA of US$932.0 million in 2015. The 17% year-on-year improvement in Adjusted property EBITDA was mainly attributable to the contribution from a fully-operating Studio City and increase in casino revenues at City of Dreams Manila, partially offset by lower contribution from City of Dreams in Macau and Altira Macau.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for 2016 was US$175.9 million, or US$0.35 per ADS, compared with a net income attributable to Melco Crown Entertainment of US$105.7 million, or US$0.20 per ADS, for 2015. The net loss attributable to noncontrolling interests for 2016 of US$109.0 million was related to Studio City and City of Dreams Manila.

Shareholders and potential investors in Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the fourth quarter and year ended December 31, 2016. Shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Dividend Declaration

On February 16, 2017, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.03 per share (equivalent to US$0.09 per ADS) for the fourth quarter of 2016 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about Wednesday, March 15, 2017 to our shareholders whose names appear on the register of members of the Company at the close of business on Monday, February 27, 2017, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its fourth quarter 2016 financial results on Thursday, February 16, 2017 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MPEL

An audio webcast will also be available at http://www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	69738317

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming markets and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before net gain on disposal of property and equipment to Belle Corporation, pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Casino	$1,099,844	$981,121	$4,176,667	$3,767,291
Rooms	69,338	61,136	265,289	199,727
Food and beverage	47,904	37,635	177,515	126,848
Entertainment, retail and others	51,893	41,480	197,011	117,543

Gross revenues	1,268,979	1,121,372	4,816,482	4,211,409
Less: promotional allowances	(76,101)	(63,342)	(297,086)	(236,609)

Net revenues	1,192,878	1,058,030	4,519,396	3,974,800

OPERATING COSTS AND EXPENSES
Casino	(750,898)	(692,606)	(2,904,922)	(2,654,760)
Rooms	(8,260)	(8,078)	(33,218)	(23,419)
Food and beverage	(18,212)	(19,271)	(65,781)	(43,295)
Entertainment, retail and others	(27,326)	(25,978)	(109,817)	(77,506)
General and administrative	(120,510)	(110,141)	(446,591)	(383,874)
Payments to the Philippine Parties	(9,928)	(4,553)	(34,403)	(16,547)
Pre-opening costs	(1,671)	(52,501)	(3,883)	(168,172)
Development costs	(88)	(53)	(95)	(110)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(5,704)	(5,703)	(22,816)	(54,056)
Depreciation and amortization	(117,515)	(109,941)	(472,219)	(359,341)
Property charges and others	(2,489)	(32,729)	(5,298)	(38,068)

Total operating costs and expenses	(1,076,910)	(1,075,863)	(4,156,280)	(3,876,385)

OPERATING INCOME (LOSS)	115,968	(17,833)	363,116	98,415

NON-OPERATING INCOME (EXPENSES)
Interest income	1,738	3,129	5,951	13,900
Interest expenses, net of capitalized interest	(56,170)	(44,116)	(223,567)	(118,330)
Other finance costs	(13,344)	(14,000)	(55,796)	(45,839)
Foreign exchange (loss) gain, net	(2,919)	1,381	7,356	(2,156)
Other income, net	936	735	3,572	2,317
Loss on extinguishment of debt	(17,435)	—	(17,435)	(481)
Costs associated with debt modification	(8,101)	(7,011)	(8,101)	(7,603)

Total non-operating expenses, net	(95,295)	(59,882)	(288,020)	(158,192)

INCOME (LOSS) BEFORE INCOME TAX	20,673	(77,715)	75,096	(59,777)
INCOME TAX EXPENSE	(4,162)	(266)	(8,178)	(1,031)

NET INCOME (LOSS)	16,511	(77,981)	66,918	(60,808)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	26,765	65,642	108,988	166,555

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$43,276	$(12,339)	$175,906	$105,747

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.030	$(0.008)	$0.116	$0.065

Diluted	$0.029	$(0.008)	$0.115	$0.065

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.089	$(0.023)	$0.348	$0.196

Diluted	$0.088	$(0.023)	$0.346	$0.195

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,463,660,679	1,617,943,012	1,516,714,277	1,617,263,041

Diluted	1,473,600,609	1,617,943,012	1,525,284,272	1,627,108,770

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31, 2016	December 31, 2015
	(Unaudited)	(Audited)(1)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,702,310	$1,611,026
Bank deposits with original maturities over three months	210,840	724,736
Restricted cash	39,152	317,118
Accounts receivable, net	225,438	271,627
Amounts due from affiliated companies	1,103	1,175
Deferred tax assets	—	19
Income tax receivable	52	62
Inventories	32,600	33,074
Prepaid expenses and other current assets	68,059	61,324

Total current assets	2,279,554	3,020,161

PROPERTY AND EQUIPMENT, NET	5,655,823	5,760,229
GAMING SUBCONCESSION, NET	313,320	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	194,911	192,012
RESTRICTED CASH	130	—
DEFERRED TAX ASSETS	152	83
LAND USE RIGHTS, NET	810,316	833,132

TOTAL ASSETS	$9,340,341	$10,262,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$17,434	$15,588
Accrued expenses and other current liabilities	1,369,943	1,056,850
Income tax payable	7,422	3,487
Capital lease obligations, due within one year	30,730	29,792
Current portion of long-term debt, net	50,583	102,836
Amounts due to affiliated companies	3,028	2,464

Total current liabilities	1,479,140	1,211,017

LONG-TERM DEBT, NET	3,669,692	3,712,396
OTHER LONG-TERM LIABILITIES	49,287	80,962
DEFERRED TAX LIABILITIES	56,451	55,598
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	262,357	270,477

SHAREHOLDERS’ EQUITY
Ordinary shares	14,759	16,309
Treasury shares	(108)	(275)
Additional paid-in capital	2,783,062	3,075,459
Accumulated other comprehensive losses	(24,768)	(21,934)
Retained earnings	570,925	1,270,074

Total Melco Crown Entertainment Limited shareholders’ equity	3,343,870	4,339,633
Noncontrolling interests	479,544	592,226

Total equity	3,823,414	4,931,859

TOTAL LIABILITIES AND EQUITY	$9,340,341	$10,262,309

(1)	The condensed consolidated balance sheets as of December 31, 2015 have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs which was adopted by the Company in 2016. The consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, retrospectively adjusted to reflect retrospective adoption of such new guidance was included in the form 6-K furnished to the SEC on December 14, 2016.

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income (Loss) Attributable to Melco Crown Entertainment Limited	$43,276	$(12,339)	$175,906	$105,747
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	(8,134)	—
Pre-opening Costs	1,671	52,501	3,883	168,172
Development Costs	88	53	95	110
Property Charges and Others	2,489	32,729	5,298	38,068
Loss on Extinguishment of Debt	17,435	—	17,435	481
Costs Associated with Debt Modification	8,101	7,011	8,101	7,603
Income Tax Impact on Adjustments	392	(4)	378	(254)
Noncontrolling Interests Impact on Adjustments	(10,291)	(33,269)	(9,947)	(82,143)

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$63,161	$46,682	$193,015	$237,784

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.043	$0.029	$0.127	$0.147

Diluted	$0.043	$0.029	$0.127	$0.146

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	0.129	$0.087	$0.382	$0.441

Diluted	$0.129	$0.086	$0.380	$0.438

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,463,660,679	1,617,943,012	1,516,714,277	1,617,263,041

Diluted	1,473,600,609	1,626,677,872	1,525,284,272	1,627,108,770

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(2,410)	$2,593	$139,279	$9,373	$19,917	$(52,784)	$115,968
Payments to the Philippine Parties	—	—	—	—	9,928	—	9,928
Land Rent to Belle Corporation	—	—	—	—	803	—	803
Pre-opening Costs	—	—	1,047	624	—	—	1,671
Development Costs	—	—	—	—	—	88	88
Depreciation and Amortization	5,652	2,797	44,505	45,646	21,443	17,485	137,528
Share-based Compensation	45	45	601	80	117	2,851	3,739
Property Charges and Others	—	—	3,245	931	(2,008)	321	2,489

Adjusted EBITDA	3,287	5,435	188,677	56,654	50,200	(32,039)	272,214
Corporate and Others Expenses	—	—	—	—	—	32,039	32,039

Adjusted Property EBITDA	$3,287	$5,435	$188,677	$56,654	$50,200	$—	$304,253

	Three Months Ended December 31, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$3,569	$3,361	$146,393	$(73,381)	$(47,534)	$(50,241)	$(17,833)
Payments to the Philippine Parties	—	—	—	—	4,553	—	4,553
Land Rent to Belle Corporation	—	—	—	—	842	—	842
Pre-opening Costs	—	—	7	52,036	458	—	52,501
Development Costs	—	—	—	—	—	53	53
Depreciation and Amortization	6,020	3,025	45,141	33,765	24,128	17,874	129,953
Share-based Compensation	29	23	447	90	1,816	2,798	5,203
Property Charges and Others	51	—	244	126	31,217	1,091	32,729

Adjusted EBITDA	9,669	6,409	192,232	12,636	15,480	(28,425)	208,001
Corporate and Others Expenses	—	—	—	—	—	28,425	28,425

Adjusted Property EBITDA	$9,669	$6,409	$192,232	$12,636	$15,480	$—	$236,426

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income (Loss) Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$304,253	$236,426
Corporate and Others Expenses	(32,039)	(28,425)

Adjusted EBITDA	272,214	208,001
Payments to the Philippine Parties	(9,928)	(4,553)
Land Rent to Belle Corporation	(803)	(842)
Pre-opening Costs	(1,671)	(52,501)
Development Costs	(88)	(53)
Depreciation and Amortization	(137,528)	(129,953)
Share-based Compensation	(3,739)	(5,203)
Property Charges and Others	(2,489)	(32,729)
Interest and Other Non-Operating Expenses, Net	(95,295)	(59,882)
Income Tax Expense	(4,162)	(266)

Net Income (Loss)	16,511	(77,981)
Net Loss Attributable to Noncontrolling Interests	26,765	65,642

Net Income (Loss) Attributable to Melco Crown Entertainment Limited	$43,276	$(12,339)

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(18,091)	$11,694	$559,470	$(29,099)	$38,705	$(199,563)	$363,116
Payments to the Philippine Parties	—	—	—	—	34,403	—	34,403
Land Rent to Belle Corporation	—	—	—	—	3,327	—	3,327
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	1,355	2,528	—	—	3,883
Development Costs	—	—	—	—	—	95	95
Depreciation and Amortization	22,950	11,921	175,676	179,905	91,389	70,431	552,272
Share-based Compensation	60	174	2,354	826	2,087	12,986	18,487
Property Charges and Others	197	—	3,436	1,825	(1,441)	1,281	5,298

Adjusted EBITDA	5,116	23,789	742,291	155,985	160,336	(114,770)	972,747
Corporate and Others Expenses	—	—	—	—	—	114,770	114,770

Adjusted Property EBITDA	$5,116	$23,789	$742,291	$155,985	$160,336	$—	$1,087,517

	Year Ended December 31, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$7,877	$17,835	$595,330	$(187,665)	$(126,360)	$(208,602)	$98,415
Payments to the Philippine Parties	—	—	—	—	16,547	—	16,547
Land Rent to Belle Corporation	—	—	—	—	3,476	—	3,476
Pre-opening Costs	—	—	395	131,321	28,365	8,091	168,172
Development Costs	—	—	—	—	—	110	110
Depreciation and Amortization	28,216	12,337	200,373	66,503	95,021	68,184	470,634
Share-based Compensation	117	87	1,861	293	7,100	11,369	20,827
Property Charges and Others	51	—	545	1,142	31,217	5,113	38,068

Adjusted EBITDA	36,261	30,259	798,504	11,594	55,366	(115,735)	816,249
Corporate and Others Expenses	—	—	—	—	—	115,735	115,735

Adjusted Property EBITDA	$36,261	$30,259	$798,504	$11,594	$55,366	$—	$931,984

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Year Ended
	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$1,087,517	$931,984
Corporate and Others Expenses	(114,770)	(115,735)

Adjusted EBITDA	972,747	816,249
Payments to the Philippine Parties	(34,403)	(16,547)
Land Rent to Belle Corporation	(3,327)	(3,476)
Net Gain on Disposal of Property and Equipment to Belle Corporation	8,134	—
Pre-opening Costs	(3,883)	(168,172)
Development Costs	(95)	(110)
Depreciation and Amortization	(552,272)	(470,634)
Share-based Compensation	(18,487)	(20,827)
Property Charges and Others	(5,298)	(38,068)
Interest and Other Non-Operating Expenses, Net	(288,020)	(158,192)
Income Tax Expense	(8,178)	(1,031)

Net Income (Loss)	66,918	(60,808)
Net Loss Attributable to Noncontrolling Interests	108,988	166,555

Net Income Attributable to Melco Crown Entertainment Limited	$175,906	$105,747

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
Room Statistics:
Altira Macau
Average daily rate (3)	$210	$213	$205	$212
Occupancy per available room	94%	97%	94%	98%
Revenue per available room (4)	$197	$206	$193	$209

City of Dreams
Average daily rate (3)	$205	$205	$200	$201
Occupancy per available room	98%	97%	96%	99%
Revenue per available room (4)	$199	$200	$192	$198

Studio City
Average daily rate (3)	$138	$136	$136	$136
Occupancy per available room	99%	98%	98%	98%
Revenue per available room (4)	$137	$133	$133	$133

City of Dreams Manila
Average daily rate (3)	$156	$168	$159	$191
Occupancy per available room	96%	88%	91%	86%
Revenue per available room (4)	$149	$148	$145	$164

Other Information:
Altira Macau
Average number of table games	114	131	121	126
Average number of gaming machines	62	55	62	56
Table games win per unit per day (5)	$13,447	$15,374	$13,448	$17,079
Gaming machines win per unit per day (6)	$94	$89	$93	$98

City of Dreams
Average number of table games	488	494	494	497
Average number of gaming machines	956	1,090	1,029	1,146
Table games win per unit per day (5)	$15,319	$15,435	$15,027	$16,176
Gaming machines win per unit per day (6)	$466	$363	$381	$404

Studio City
Average number of table games	266	196	251	196
Average number of gaming machines	1,103	1,165	1,097	1,165
Table games win per unit per day (5)	$8,282	$6,326	$6,871	$6,326
Gaming machines win per unit per day (6)	$200	$168	$189	$168

City of Dreams Manila
Average number of table games	272	276	270	263
Average number of gaming machines	1,686	1,660	1,656	1,709
Table games win per unit per day (5)	$4,576	$2,268	$3,939	$2,033
Gaming machines win per unit per day (6)	$255	$170	$217	$170

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points